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October 18, 2019


VIA E-MAIL

Max Berueffy, Esq.
Senior Counsel
Protective Life Insurance Company
P.O. Box 2606
Birmingham, AL 35202

       Re:     Protective Variable Annuity Separate Account
               Protective Dimensions IV Variable Annuity
               Initial Registration Statement on Form N-4
               File Nos. 333-233415; 811-08108

Dear Mr. Bisset:

       On August 22, 2019, you filed an initial registration statement on Form N-4 for the above-referenced filing on behalf of Protective Life insurance Company (the "Company") and its separate account.

        The following comments are based on a review of the marked courtesy copy of the prospectus provided to the staff, and the statement of additional information and Part C included in the EDGAR filing. Capitalized terms have the same meaning as in the registration statement.

General

1. We note that portions of the registration statement are missing information, contain bracketed disclosure, or are to be filed by pre-effective amendment. We may have further comments when you supply the omitted information.

2. Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

3. Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.
 Max Berueffy, Esq.
October 18, 2019
Page 2 of 5


Rate Sheet Supplement

4. Since you describe how the Rate Sheet Supplement ("RSS") may be superseded later in the
   RSS, please delete the second to last sentence of the second paragraph.

Front Cover Page

5. In the first sentence of the second paragraph following the list of Funds, please replace "basic information" with "a description of all material features."
Definitions (page 3)

6. Highlight the last sentence in the definition of "Prohibited Allocation Instruction" on page 4 as well as the corresponding disclosure in the first sentence under "Prohibited Allocation
   Instructions" on page 50 of the prospectus.

   Moreover, in light of the adverse consequences identified in these sections, please state on page 50, that the Company will give the Owner notice and an opportunity to cure before terminating the rider for any violation of these allocation restrictions.

Fees and Expenses (page 5)

7. Based on the first sentence of the Q&A on page 10 and the description of the Premium Based
   Charge at the bottom of page 56, the staff believes it is potentially misleading to state "None"
   for sales charge imposed on Purchase Payments. Accordingly, the Annual Premium Based
   Charge in the "Periodic Fees and Charges" table should be reflected in the line item captioned "Sales Charge Imposed on Purchase Payments" in the "Owner
Transaction
   Expenses" table above.

8. Under "Optional Benefit Charges," please add a footnote to Maximum Quarterly Value
   Death Benefit Fee to reflect similar details as is provided in footnote 3 for the Maximum
   Anniversary Value Death Benefit Fee.

Protective Life Insurance Company (page 12)

9. To avoid investor confusion as to whether the Company's financial strength and claims paying ability have any impact on the investment performance of the Separate Account subaccounts, please delete the last clause of the last sentence of the second paragraph, which reads "and making investment decisions under the Contract."

Description of the Contract (page 22)

10. Under "Purchase Payments," please revise the end of the first sentence on page 24 to read
    "after the earlier of two years ...." See, e.g., the last bullet point on page 39.
 Max Berueffy, Esq.
October 18, 2019
Page 3 of 5


11. In the first paragraph under "Right to Cancel" on page 24, please provide a cross reference to where state variations are disclosed.

12. In "Portfolio Rebalancing" please disclose whether it may be elected with the SecurePay FXi rider.

13. Please confirm the accuracy of the second sentence of the fifth paragraph under "Automatic
    Withdrawals" on page 32.

The Guaranteed Account (page 32)

14. Please disclose the guaranteed minimum rates for both the Fixed Account and the DCA
    Accounts.

Death Benefit (page 34)

15. Delete the first paragraph following the bullet points under "Optional Maximum Quarterly
    Value Death Benefit" on page 37. The disclosure regarding the adjustment for withdrawals does not entirely correspond to the "Adjustment of the Death Benefit Amount for
    Withdrawals" disclosure that follows.

16. Reconcile with and revise the second sentence of the second paragraph following the bullet points under "Optional Maximum Quarterly Value Death Benefit" on page 37 consistent with the disclosure under "Return of Purchase Payments Death Benefit" and "Optional Maximum
    Anniversary Value Death Benefits" on page 36.

17. Reconcile the first sentence at the top of page 37 regarding the "Optional Maximum
    Anniversary Value Death Benefits" with the wording of the first sentence of the third paragraph following the bullet points under "Optional Maximum Quarterly Value Death
    Benefit" on page 37 (i.e., to add the reference to the effect of poor market performance).

18. Please highlight the third paragraph under "Adjustment of the Death Benefit Amount for
    Withdrawals" on page 38.

Protected Lifetime Income Benefit ("SecurePay FXi") (page 39)

19. Under "Rate Sheet Prospectus Supplement Information" beginning on page 43, please disclose that all superseded Rate Sheet Supplements applicable to Contracts issued under this registration statement can be found in an Appendix to the prospectus.

20. Please highlight the last sentence in the paragraph preceding the example at the bottom of page 44 under "Calculating the Benefit Base Before the Benefit Election
Date."

21. Highlight the last three sentences of the third paragraph under "SecurePay Fee" on page 48.
 Max Berueffy, Esq.
October 18, 2019
Page 4 of 5


22. Please revise the last bullet point on page 50 to make clear what takes place under these circumstances, i.e., rider may terminate but owner then receives benefit of the rider, in contrast to first 3 bullet points where rider is terminated with no benefits paid out.

Charges and Deductions (page 56)

23. Please disclose what is provided in exchange for the Contract Maintenance fee on page 62.

Annuity Payments (page 62)

24. Please explain supplementally how the Secure Pay FXi is a guaranteed "lifetime" benefit if it terminates on the Annuity Date (i.e., the Contract does not provide for the greater of the
    Secure Pay Withdrawal amount or the annuity payment on the Annuity Date).

25. Under "Additional Option" on page 64, please also discuss the impact that frequency of payments has on the amount of annuity payments.

Yields and Total Returns (page 65)

26. Under "Yields," please specify that the yields to be provided are based on the SEC
    Standardized Performance formula.

27. In the third sentence of the first paragraph under "Standardized Average Total Returns,"
    please clarify that this is the "SEC standardized version of average annual total return."

Appendices (begin after page 81)

28. For Appendix A, please retain disclosure deleted from footnotes M on page A-2, L on page
    A-4, and K on page A-6 to provide a more complete explanation.

29. For Appendix B, please fill in all numbers in the chart designated in Roman numerals, for example, "iv" on page B-3. Also in the third column of the first row on page B-3, please delete the first set of bullet points beginning with "Allocating the surrender amounts to the three Purchase Payments ...." as it is more appropriately disclosed at end.

30. Please supplementally explain why Appendix D is included.

31. For Appendix E, please either delete footnotes A and B on page E-2 of the chart and add the disclosure to the text or add the footnotes to the text where appropriate. In addition, please confirm all footnotes have been appropriately reflected in chart, e.g., footnote J does not appear in chart and multiple footnotes like K through W seem to appear next to blank spaces.

32. For Appendix E, footnotes E and G should explain that the new Benefit Base will be the greatest of the Benefit Base, SecurePay Roll-Up Value, or the Highest Quarterly Value. See
 Max Berueffy, Esq.
October 18, 2019
Page 5 of 5

   formula to calculate Benefit Base preceding "SecurePay Highest Quarterly Value" on page
   44 of prospectus.

Part C

33. Please relabel Exhibit 24(b)4.(l) to match the name of the death benefit in the prospectus.

                                            ********
         Responses to this letter should be made in a letter to me filed on EDGAR and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933.
Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendment. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.

        In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

        Should you have any questions prior to filing any pre-effective amendment, please feel free to contact me at (202) 551-6767 or ohm@sec.gov.

                                                                    Sincerely,

                                                                    /s/ Sonny
Oh

                                                                    Sonny Oh
                                                                    Senior
Counsel